SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )

Passage Bio, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

702712100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(1)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702712100	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,497,922 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,497,922 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,922 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)

All such shares of Common Stock are held of record by NLV III (as defined in Item 2(a) below). NLVA III (as defined in Item 2(a) below) is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III (as defined in Item 2(a) below) is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors (as defined in Item 2(a) below), may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,917,084 shares of the Issuer’s Common Stock outstanding as set forth in the Issuer’s Rule 424(b)(1) Prospectus filed with the United States Securities and Exchange Commission on January 22, 2021 (the “Prospectus”), assuming no exercise by the underwriters of their option to purchase an additional 1,050,000 of the Issuer’s Common Stock.

CUSIP No. 702712100	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,497,922 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,497,922 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,922 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
(1)

All such shares of Common Stock are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,917,084 shares of the Issuer’s Common Stock outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 1,050,000 of the Issuer’s Common Stock.

CUSIP No. 702712100	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Leaf Venture Management III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,497,922 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,497,922 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,922 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)

All such shares of Common Stock are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,917,084 shares of the Issuer’s Common Stock outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 1,050,000 of the Issuer’s Common Stock.

CUSIP No. 702712100	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ronald M. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,497,922 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,497,922 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,922 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

All of such shares of Common Stock of held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,917,084 shares of the Issuer’s Common Stock outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 1,050,000 of the Issuer’s Common Stock.

CUSIP No. 702712100	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vijay K. Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,497,922 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,497,922 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,497,922 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)

All of such shares of Common Stock are held of record by NLV III. NLVA III is the general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. NLV Management III is the sole general partner of NLVA III and ultimate general partner of NLV III and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of the NLV Managing Directors may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 52,917,084 shares of the Issuer’s Common Stock outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 1,050,000 of the Issuer’s Common Stock.

CUSIP No. 702712100	13G	Page 7 of 10 Pages

Schedule 13G

Item 1(a).	Name of Issuer:

Passage Bio, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Commerce Square, 2001 Market Street, 28th Floor

Philadelphia, PA 19103

Item 2(a).	Name of Persons Filing:

This joint statement on Schedule 13G is being filed by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLVA III”), New Leaf Venture Management III, L.L.C. (“NLV Management III” and together with NLV III and NLVA III, the “Reporting Entities”), Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi” and, together with Hunt, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals collectively are referred to as the “Reporting Persons”. Hunt and Lathi are the Managing Directors of NLV Management III (collectively, the “NLV Managing Directors”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person (other than Lathi) is c/o New Leaf Venture Partners, 420 Lexington Avenue, Suite 408, New York, NY 10170.

The address of the principal business office of Lathi is c/o New Leaf Venture Partners, 2730 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

Item 2(c).	Citizenship:

Each of NLV III and NLVA III is a limited partnership organized under the laws of the State of Delaware.

NLV Management III is a limited liability company organized under the laws of the State of Delaware.

Each Reporting Individual is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

702712100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 702712100	13G	Page 8 of 10 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See line 9 and the corresponding footnotes of the cover sheets. As of the date of the filing of this Schedule 13G, NLV III is the record owner of 2,497,922 shares of Common Stock (the “NLV III Shares”). As the sole general partner of NLV III, NLVA III may be deemed to own beneficially the NLV III Shares. As the sole general partner of NLVA III and ultimate general partner of NLV III, NLV Management III may be deemed to own beneficially the NLV III Shares. As the individual managing directors of NLV Management III, each of the NLV Managing Directors also may be deemed to own beneficially the NLV III Shares.

(b)	Percent of class:

See Line 11 and the corresponding footnotes of the cover sheets. The percentages set forth on the cover sheet for each Reporting Person are calculated based on 52,917,084 shares of the Issuer’s Common Stock outstanding as set forth in the Prospectus, assuming no exercise by the underwriters of their option to purchase an additional 1,050,000 of the Issuer’s Commons Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: see line 5 of cover sheets.*

(ii)	Shared power to vote or to direct the vote: see line 6 of cover sheets.*

(iii)	Sole power to dispose or to direct the disposition of: see line 7 of cover sheets.*

(iv)	Shared power to dispose or to direct the disposition of: see line 8 of cover sheets.*

*

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record and to the extent of their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 702712100	13G	Page 9 of 10 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Agreement Regarding Joint Filing of Schedule 13G.

CUSIP No. 702712100	13G	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

NEW LEAF VENTURES III, L.P.

By:	NEW LEAF VENTURE ASSOCIATES III, L.P.
Its General Partner

	By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	NEW LEAF VENTURE MANAGEMENT III, L.L.C.
Its General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Vijay K. Lathi

*
Ronald M. Hunt

/s/ Craig L. Slutzkin
* Craig L. Slutzkin
As attorney-in-fact

*

This Schedule 13G was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.